# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evaxion Biotech A/S, CIK 0001828253
CUSIP: 29970R204
Title of class of securities: American Depositary Shares, each representing fifty Ordinary Shares, DKK 0.25 nominal value per share
Address of issuer's principal executive offices: Dr. Neergaards Vej 5F, Horsholm, Denmark (G7), 2970
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000895345-24-000014
Filed by CIK 0000310158

## Reporting persons
- Merck & Co., Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 63,004,142; sole dispositive power 0; shared dispositive power 63,004,142; aggregate amount beneficially owned 63,004,142 (19.96% of the class)
  Comment: (Rows 6, 8 and 9) Consists of (a) 60,706,348 ordinary shares, DKK 0.25 nominal value per share ("Ordinary Shares") of Evaxion Biotech A/S (the "Issuer") (represented by 1,214,126 American Depositary Shares ("ADSs"), rounded down to the nearest whole ADS) and (b) warrants to purchase 2,297,794 Ordinary Shares (represented by 45,955 ADSs, rounded down to the nearest whole ADS) ("Private Placement Warrants"), in each case held by Merck Global Health Innovation Fund, LLC ("MGHIF"), an indirect wholly owned subsidiary of Merck & Co., Inc. ("Merck"). Each ADS represents fifty (50) Ordinary Shares.
  
  (Row 11) Percentage calculated using a denominator of 315,626,431 Ordinary Shares, reflecting (a) the 313,328,637 Ordinary Shares issued and outstanding as of January 31, 2025 based on information provided to the Reporting Persons by the Issuer, plus (b) the 2,297,794 Ordinary Shares (represented by 45,955 ADSs, rounded down to the nearest whole ADS) issuable upon the exercise of Private Placement Warrants held by MGHIF.
- Merck Sharp & Dohme LLC: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 63,004,142; sole dispositive power 0; shared dispositive power 63,004,142; aggregate amount beneficially owned 63,004,142 (19.96% of the class)
  Comment: (Rows 6, 8 and 9) Consists of (a) 60,706,348 Ordinary Shares (represented by 1,214,126 ADSs, rounded down to the nearest whole ADS) and (b) Private Placement Warrants to purchase 2,297,794 Ordinary Shares (represented by 45,955 ADSs, rounded down to the nearest whole ADS), in each case held by MGHIF, a wholly owned subsidiary of Merck Sharp & Dohme LLC ("MSD"). Each ADS represents fifty (50) Ordinary Shares.
  
  (Row 11) Percentage calculated using a denominator of 315,626,431 Ordinary Shares, reflecting (a) the 313,328,637 Ordinary Shares issued and outstanding as of January 31, 2025 based on information provided to the Reporting Persons by the Issuer, plus (b) the 2,297,794 Ordinary Shares (represented by 45,955 ADSs, rounded down to the nearest whole ADS) issuable upon the exercise of Private Placement Warrants held by MGHIF.
- Merck Global Health Innovation Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 63,004,142; sole dispositive power 0; shared dispositive power 63,004,142; aggregate amount beneficially owned 63,004,142 (19.96% of the class)
  Comment: (Rows 6, 8 and 9) Consists of (a) 60,706,348 Ordinary Shares (represented by 1,214,126 ADSs, rounded down to the nearest whole ADS) and (b) Private Placement Warrants to purchase 2,297,794 Ordinary Shares (represented by 45,955 ADSs, rounded down to the nearest whole ADS), in each case held by MGHIF. Each ADS represents fifty (50) Ordinary Shares.
  
  (Row 11) Percentage calculated using a denominator of 315,626,431 Ordinary Shares, reflecting (a) the 313,328,637 Ordinary Shares issued and outstanding as of January 31, 2025 based on information provided to the Reporting Persons by the Issuer, plus (b) the 2,297,794 Ordinary Shares (represented by 45,955 ADSs, rounded down to the nearest whole ADS) issuable upon the exercise of Private Placement Warrants held by MGHIF.

## Item 1. Issuer
Name of issuer: Evaxion Biotech A/S
Address of issuer's principal executive offices: Dr. Neergaards Vej 5F Horsholm, G7, 2970

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed on behalf of the following:

i. Merck & Co., Inc. ("Merck");

ii. Merck Sharp & Dohme LLC ("MSD"), which is a wholly owned subsidiary of Merck; and

iii. Merck Global Health Innovation Fund, LLC ("MGHIF"), which is a wholly owned subsidiary of MSD and an indirect wholly owned subsidiary of Merck.

Merck, MSD and MGHIF are collectively referred to in this Schedule 13G/A as the "Reporting Persons."

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence:
i. The address of the principal business office for Merck is: 126 East Lincoln Avenue, Rahway, NJ 07065.

ii. The address of the principal business office of MSD is: 126 East Lincoln Avenue, Rahway, NJ 07065.

iii. The address of the principal business office of MGHIF is: 126 East Lincoln Avenue, Rahway, NJ 07065.
Citizenship:
i. Merck is a New Jersey corporation.

ii. MSD is a New Jersey limited liability company.

iii. MGHIF is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(a)(c) The information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference. The holdings of Ordinary Shares reported herein are held in the form of American Depositary Shares ("ADSs"), each ADS representing fifty (50) Ordinary Shares.

In addition, MGHIF directly holds (i) warrants to purchase 62,500 ADSs representing 3,125,000 Ordinary Shares (the "Series A Warrants"), and (ii) warrants to purchase 553,505 ADSs representing 27,675,250 Ordinary Shares (the "January 2025 Warrants" and together with the Series A Warrants, the "Ordinary Warrants"). The Ordinary Warrants are immediately exercisable at the election of MGHIF, except that the Ordinary Warrants contain a provision (the "Beneficial Ownership Blocker"), which precludes the exercise of any portion of the Ordinary Warrants to the extent that, following any such exercise, MGHIF, together with its affiliates and other attribution parties, would beneficially own more than 9.99% of the Ordinary Shares outstanding (including Ordinary Shares underlying any ADSs). MGHIF is currently prohibited from exercising the Ordinary Warrants by virtue of the Beneficial Ownership Blocker.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on 315,626,431 Ordinary Shares outstanding, reflecting (a) the 313,328,637 Ordinary Shares issued and outstanding as of January 31, 2025 based on information provided to the Reporting Persons by the Issuer, plus (b) the 2,297,794 Ordinary Shares (represented by 45,955 ADSs, rounded down to the nearest whole ADS) issuable upon the exercise of the Private Placement Warrants held by MGHIF. As a result of the Beneficial Ownership Blocker, the information relating to the beneficial ownership of Ordinary Shares by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto excludes the effect of the 62,500 ADSs representing 3,125,000 Ordinary Shares issuable upon the exercise of the Series A Warrants and the 553,505 ADSs representing 27,675,250 Ordinary Shares issuable upon exercise of the January 2025 Warrants held by MGHIF.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The reported securities are owned directly by MGHIF, which is a wholly owned subsidiary of MSD. MSD is a wholly owned subsidiary of Merck. MSD and Merck are indirect beneficial owners of the reported securities.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on January 23, 2024).

## Signatures
- Merck & Co., Inc.: /s/ Kelly Grez, Kelly Grez/Corporate Secretary (02/03/2025)
- Merck Sharp & Dohme LLC: /s/ Jon Filderman, Jon Filderman/Vice President (02/03/2025)
- Merck Global Health Innovation Fund, LLC: /s/ William Taranto, William Taranto/President & General Partner (02/03/2025)